Exhibit 3.2

Notice of Termination – Doc.com & Silver Rock Group Agreement

External | Inbox

Rocio Nader
to ejallad, Charles, Neil

Sun, Nov 2, 2025, 7:36 PM

Dear Mr. Jallad,

I hope this message finds you well.

I wanted to inform you that Doc.com, Inc. has sent a formal Notice of Termination for Cause and Request for Re-Negotiation through DocuSign, regarding the Share Purchase Agreement executed between Doc.com, Inc. and Silver Rock Group Ltd. on December 17, 2023.

The notice outlines the Company's position regarding the termination of the prior agreement and extends an invitation to engage in good-faith discussions toward a new, compliant, and transparent structure moving forward.

As indicated in the document, Doc.com kindly requests written acknowledgment of receipt within twenty-four (24) hours of delivery through DocuSign.

Please don't hesitate to reach out to me directly if you have any questions or would like to discuss the contents of the notice further. I remain available to clarify or coordinate a short call at your convenience.

Thank you very much for your attention and cooperation.

Kind regards,
Rocío Nader.

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doc.com
Rocio Nader
CHIEF LEGAL OFFICER